Exhibit 99.1

Affimed Reports 2019 Financial Results and Recent Operational Progress

•	AFM24: First patient dosed in first-in-human clinical study for advanced EGFR-expressing solid tumors, including colon, lung and other cancers
•	AFM13: Initiated registration-directed study in relapsed/refractory peripheral T cell lymphoma; received FDA orphan drug designation for the treatment of T cell lymphoma
•	CMO and CSO appointments strengthen executive management team and position company to continue its leadership in innate immunity
•	Genentech collaboration: Affimed received milestone payment triggered by Genentech’s selection of final target; ongoing collaboration on track with multiple programs progressing
•	Raised €29.5 million in net proceeds from a public equity offering in November 2019

Heidelberg, Germany, April 28, 2020 - Affimed N.V. (Nasdaq: AFMD), a clinical stage biopharmaceutical company committed to giving patients back their innate ability to fight cancer, today reported financial results for the year ended December 31, 2019 and provided an  update on clinical and corporate progress.

“Our clinical trials currently remain active, and we are working closely with our participating physicians and clinical sites to minimize the impact on further progress as they focus on addressing the evolving COVID-19 global health crisis,” said Dr. Adi Hoess, Affimed’s CEO. “During these unprecedented and challenging times, our top priority continues to be supporting our employees, patients and our healthcare partners, while ensuring the continuity of our operations.”

Development Program Updates

Affimed remains committed to continuing its development programs but acknowledges the impact from the evolving COVID-19 pandemic on clinical studies, including potential delays in patient enrollment. The company plans to update expected timing of milestones for its clinical studies after there is more clarity on the duration and magnitude of the impact from the COVID-19 pandemic.

AFM13 (CD30/CD16A)

•

Patient enrollment is ongoing in the Phase 2 registration-directed study of AFM13 as a  monotherapy in relapsed or refractory patients with CD30-positive peripheral T cell lymphoma (pTCL). Affimed has successfully activated 42 clinical study sites across nine countries.  To ensure patient safety and to avoid imposing additional burdens on healthcare systems already strained by the COVID-19 pandemic, the company has taken the decision to temporarily pause enrollment in the exploratory cohort of patients with CD30-positive relapsed or refractory transformed mycosis fungoides.

•

In March 2020, enrollment of all 15 patients was completed in an investigator-sponsored Phase 1b/2a study of AFM13 in patients with relapsed or refractory CD30-positive lymphoma with cutaneous manifestation led by Columbia University. Previously reported data from the study confirmed single-agent activity of AFM13, with an objective response rate (ORR) of 50% (5 of 10 patients).

•

Affimed is in close collaboration with the University of Texas MD Anderson Cancer Center (MDACC) to initiate an investigator-sponsored Phase 1 study to investigate the combination of AFM13 with allogeneic NK cells. MDACC intends to administer a stable complex of AFM13 pre-mixed with cord blood-derived allogeneic NK cells in different doses (numbers of pre-loaded NK cells) to patients with relapsed/refractory CD30-positive lymphoid malignancies.

AFM24 (EGFR/CD16A)

•

The first patient was successfully dosed in a first-in-human Phase 1/2a clinical trial of AFM24.  The study is an open-label, non-randomized, multi-center, multiple ascending dose escalation/expansion study to evaluate AFM24 as monotherapy in patients with advanced solid malignancies known to be EGFR-positive and whose disease has progressed after treatment with previous anticancer therapies.

Preclinical Pipeline Update

•	Affimed continues to progress AFM28 and AFM32 as preclinical research currently remains unimpacted by the COVID-19 pandemic.

Genentech Collaboration Update

•

In November 2019, Genentech exercised its final option for an exclusive target under the ongoing, multi-program strategic oncology collaboration agreement to develop and commercialize novel NK cell engager-based immunotherapeutics generated from Affimed’s ROCK® platform to treat multiple cancers. Affimed received a payment from Genentech in an undisclosed amount based on this achievement. Affimed and Genentech continue to progress multiple programs under the ongoing strategic, multi-target collaboration.

Management Appointments

•

Dr. Andreas Harstrick joined Affimed  as Chief Medical Officer (CMO) in March 2020 and Dr. Arndt Schottelius joined the company as Chief Scientific Officer (CSO) in April 2020.  Dr. Harstrick brings a track record of running successful clinical trials that have led to regulatory approvals, deep oncology expertise, and a proven ability to lead large clinical organizations.  Dr. Schottelius brings extensive innate immunity expertise, R&D leadership and a successful record of advancing and translating discovery research into preclinical and clinical development.

COVID-19 Impact Mitigation

COVID-19 has significantly impacted the global healthcare system, including the conduct of clinical trials as medical institutions prioritize the treatment of those afflicted with COVID-19. Affimed has taken several important actions to balance the commitment to treat cancer patients and to mitigate potential health and safety risks posed by the COVID-19 pandemic, while maintaining continuity of its operations and preserving financial flexibility for the future.

Full Year 2019 Financial Highlights

Cash, cash equivalents and current financial assets totaled €104.1 million as of December 31, 2019 compared to €108.8 million as of December 31, 2018.  During the fourth quarter of 2019, the company raised €29.5 million in net proceeds, after deducting underwriting discounts and commissions and estimated offering expenses, from a  completed public offering.  Based on its current operating plan and assumptions, Affimed anticipates that its cash, cash equivalents and current financial assets as of December 31, 2019 will support operations at least into the first half of 2022.

Net cash used in operating activities was €29.1 million for the twelve months ended December 31, 2019, compared to net cash from operating activities of €49.4 million for the twelve months ended December 31, 2018.  The net cash from operating activities in 2018 includes an initial upfront payment and committed funding of €83.2 million ($96.0 million) from the strategic collaboration Affimed entered into with Genentech Inc. in August 2018.

Total revenue was €21.4 million for the year ended December 31, 2019 compared to €23.7 million for the year ended December 31, 2018. Revenue in both years is attributable primarily to the recognition of revenue from the Genentech collaboration in the respective years.

Research and development (R&D) expenses were €43.8 million for the year ended December 31, 2019,  compared to €35.1 million for the year ended December 31, 2018.  The increase was primarily related to higher expenses for startup activities for the AFM13 registration-directed study in pTCL,  manufacturing activities for AFM13 clinical study material, and early stage development and discovery activities.

General and administrative (G&A) expenses were €10.3 million for the year ended December 31, 2019, compared to €9.6 million for the year ended December 31, 2018.  In 2019, G&A expenses were primarily related to personnel expenses and legal, consulting and audit costs.

Net loss was €32.4 million, or €0.50 per common share, for the year ended December 31, 2019, compared to a net loss of €19.5 million, or €0.32 per common share, for the year ended December 31, 2018.

Additional information regarding these results is included in the notes to the consolidated financial statements as of December 31, 2019 and “Item 5. Operating and Financial Review and Prospects,” which will be included in Affimed’s Annual Report on Form 20-F as filed with the U.S. Securities and Exchange Commission (SEC).

Note on International Financial Reporting Standards (IFRS)

Affimed prepares and reports the consolidated financial statements and financial information in accordance with IFRS as issued by the International Accounting Standards Board. None of the financial statements were prepared in accordance with Generally Accepted Accounting Principles in the United States. Affimed maintains its books and records in Euro.

Conference Call and Webcast Information

Affimed will host a conference call and webcast today, Tuesday, April 28, 2020 at 8:30 a.m. Eastern time to discuss the company’s 2019 financial results and recent corporate developments. The conference call will be available via phone and webcast. To access the call, please dial +1 (877) 870-9135 for U.S. callers, or +44 (0) 2071 928338 for international callers, and reference passcode 7978047 approximately 15 minutes prior to the call.

A live audio webcast of the conference call will be available in the “Webcasts” section on the “Investors” page of the Affimed website at https://www.affimed.com/investors/webcasts_cp/, and a replay of the webcast will be accessible at the same link for 30 days following the call.

About Affimed N.V.

Affimed (Nasdaq: AFMD) is a clinical-stage immuno-oncology company committed to giving patients back their innate ability to fight cancer. Affimed’s fit-for-purpose ROCK® platform allows innate cell engagers to be designed for specific patient populations. The company is developing single and combination therapies to treat hematologic and solid tumors. The company  is currently enrolling patients into a registration-directed study of AFM13 for CD30-positive relapsed/refractory peripheral T cell lymphoma and into a Phase 1/2a dose escalation/expansion study of AFM24 for the treatment of advanced EGFR-expressing solid tumors. For more information, please visit www.affimed.com.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. Forward-looking statements appear in a number of places throughout this release and include statements regarding our intentions, beliefs, projections, outlook, analyses and current expectations concerning, among other things, the potential of AFM24, the value of our ROCK® platform, our ongoing and planned preclinical development and clinical trials, our collaborations and development of our products in combination with other therapies, the timing of and our ability to make regulatory filings and obtain and maintain regulatory approvals for our product candidates, our intellectual property position, our collaboration activities, our ability to develop commercial functions, clinical trial data, our results of operations, cash needs, financial condition, liquidity, prospects, future transactions, growth and strategies, the industry in which we operate, the trends that may affect the industry or us, impacts of the COVID-19 pandemic, the benefits to Affimed of orphan drug designation and the risks, uncertainties and other factors described under the heading “Risk Factors” in Affimed’s filings with the SEC. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future.

Affimed Investor and Media Contact:

Gregory Gin, Head of Investor Relations

E-Mail: IR@affimed.com

Affimed N.V.

Consolidated statements of comprehensive income/(loss) (in € thousands)

	2019	2018	2017

Revenue	21,391	23,735	2,010

Other income – net	290	1,515	205
Research and development expenses	(43,791)	(35,148)	(21,489)
General and administrative expenses	(10,266)	(9,638)	(7,986)

Operating loss	(32,376)	(19,536)	(27,260)

Finance income / (costs) – net	15	60	(2,983)

Loss before tax	(32,361)	(19,476)	(30,243)

Income taxes	(4)	(1)	20

Loss for the period	(32,365)	(19,477)	(30,223)

Other comprehensive income / (loss)
Items that will not be reclassified to profit or loss
Equity investments at fair value
OCI – net change in fair value	(632)	(4,731)	0

Other comprehensive income / (loss)	(632)	(4,731)	0

Total comprehensive loss	(32,997)	(24,208)	(30,223)

Loss per share in € per share	(0.50)	(0.32)	(0.69)
(undiluted = diluted)
Weighted number of common shares outstanding	64,242,396	60,514,407	43,746,073

Affimed N.V.

Consolidated statements of financial position (in € thousands)

	December 31, 2019	December 31, 2018

ASSETS
Non-current assets
Intangible assets	137	56
Leasehold improvements and equipment	2,291	1,414
Long term financial assets	3,193	3,825
Right-of-use assets	824	0
	6,445	5,295
Current assets
Cash and cash equivalents	95,234	94,829
Financial assets	8,902	13,974
Trade and other receivables	1,482	1,429
Inventories	296	260
Other assets	0	387
	105,914	110,879
TOTAL ASSETS	112,359	116,174

EQUITY AND LIABILITIES
Equity
Issued capital	762	624
Capital reserves	270,451	239,055
Fair value reserves	1,962	2,594
Accumulated deficit	(234,508)	(202,144)
Total equity	38,667	40,129

Non-current liabilities
Borrowings	278	1,690
Contract liabilities	37,961	37,512
Lease liabilities	272	0
Total non-current liabilities	38,511	39,202

Current liabilities
Trade and other payables	10,674	9,425
Provisions	517	0
Borrowings	2,105	3,083
Lease liabilities	532	0
Contract liabilities	21,353	24,335
Total current liabilities	35,181	36,843

TOTAL EQUITY AND LIABILITIES	112,359	116,174

Affimed N.V.

Consolidated statements of cash flows (in € thousands)

	2019	2018	2017

Cash flow from operating activities
Loss for the period	(32,365)	(19,477)	(30,223)
Adjustments for the period:
- Income taxes	4	1	(20)
- Depreciation and amortisation	906	403	351
- Net gain from disposal of leasehold improvements and equipment	(5)	25	(19)
- Share based payments	2,469	2,035	1,943
- Finance income / costs – net	(15)	(60)	2,983
	(29,006)	(17,073)	(24,985)
Change in trade and other receivables	33	(322)	1,140
Change in inventories	(36)	(19)	(44)
Change in other assets	340	121	(399)
Change in trade, other payables, provisions and contract liabilities	(791)	66,856	(1,018)
Cash used in operating activities	(29,460)	49,563	(25,306)
Interest received	628	218	106
Paid interest	(224)	(342)	(349)
Paid income tax	0	(1)	0
Net cash used in operating activities	(29,056)	49,438	(25,549)

Cash flow from investing activities
Purchase of intangible assets	(150)	(30)	(43)
Purchase of leasehold improvements and equipment	(1,324)	(691)	(625)
Cash received from the sale of leasehold improvements and equipment	0	1	35
Cash paid for investments in convertible note and warrants	0	0	(296)
Cash paid for investments in financial assets	(45,131)	(14,029)	(13,084)
Cash received from maturity of financial assets	50,945	0	22,063
Cash paid for investments in long term financial assets	0	(861)	0
Net cash used for investing activities	4,340	(15,610)	8,050

Cash flow from financing activities
Proceeds from issue of common shares	31,373	25,113	23,123
Transaction costs related to issue of common shares	(2,215)	(1,701)	(1,648)
Proceeds from borrowings	562	0	2,500
Transaction costs related to borrowings	0	0	(11)
Repayment of lease liabilities	(405)	0	0
Repayment of borrowings	(3,277)	(2,917)	(167)
Cash flow from financing activities	26,038	20,495	23,797
Exchange-rate related changes of cash and cash equivalents	(917)	669	(1,867)
Net changes to cash and cash equivalents	1,322	54,323	6,297
Cash and cash equivalents at the beginning of the period	94,829	39,837	35,407
Cash and cash equivalents at the end of the period	95,234	94,829	39,837

Affimed N.V.

Consolidated statements of changes in equity (in € thousands)

	Issued capital	Capital reserves	Fair value reserves	Accumulated deficit	Total equity

Balance as of January 1, 2017	333	190,862	0	(152,444)	38,751

Issue of common shares	135	20,922			21,057
Equity-settled share based payment awards		1,943			1,943
Issue of warrant note (loan Silicon Valley Bank)		51			51
Loss for the period				(30,223)	(30,223)

Balance as of December 31, 2017	468	213,778	0	(182,667)	31,579

Revaluation shares Amphivena (first time adoption IFRS 9)			7,325		7,325

Balance as of January 1, 2018	468	213,778	7,325	(182,667)	38,904

Issue of common shares	156	23,171			23,327
Exercise of share based payment awards		71			71
Equity-settled share based payment awards		2,035			2,035
Loss for the period				(19,477)	(19,477)
Other comprehensive income			(4,731)		(4,731)

Balance as of December 31, 2018	624	239,055	2,594	(202,144)	40,129

Balance as of January 1, 2019	624	239,055	2,594	(202,144)	40,129

Issue of common shares	138	28,901			29,039
Exercise of share based payment awards		26			26
Equity-settled share based payment awards		2,469			2,469
Loss for the period				(32,365)	(32,365)
Other comprehensive income			(632)		(632)

Balance as of December 31, 2019	762	270,451	1,962	(234,508)	38,667